SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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On September 6, 2009 the Company and its wholly owned subsidiary, Macro Clothing
Ltd. ("MACRO", and together with the Company, the "APPLICANTS"), , filed a motion in court for various forms of temporary and interlocutory relief (the "MOTION") against Mr. Ron Grundland, Macro's former general manager and against the Peles Institute for Automatic Balances Ltd. (the "MANAGEMENT COMPANY", and together with Mr. Grundland, the "RESPONDENTS"), a corporation wholly owned by Mr. Ron Grundland and his wife through which Mr. Ron Grundland had provided management services to Macro.

Mr. Ron Grundland previously served as Macro's general manager pursuant to a management services agreement between Macro and the Management Company (the "AGREEMENT") until he unilaterally terminated the agreement on July 7, 2009. The Motion for temporary and interlocutory relief against the Respondents was filed based on the Company's concern that Mr. Grundland intends to compete with Macro. This concern was reinforced when Mr. Ron Grundland notified the Company that he intended to enter into an employment agreement with Gotex Models Ltd. ("GOTEX"). The Applicant believes that Mr. Grundland's employment by Gotex contravenes the terms of the Agreement, including a non-competition clause which applies during the six (6) month period following termination of the Agreement, or until January 6, 2010 (the "NON-COMPETITION PERIOD").

Pursuant to the Motion, the Applicants are requesting that the court provide, among other things, the following temporary and interlocutory orders against the
Respondents: an interlocutory injunction prohibiting the Respondents from entering into any employment agreement with Gotex and/or with any of the Applicant's other competitors during the non-competition period; an interlocutory injunction prohibiting the Respondents from competing with the Applicants during the non-competition period, including by approaching the Applicants' customers and/or suppliers and/or competitors and/or employees or former employees; an interlocutory injunction forbidding the Respondents from making any use of or disclosing to any third party any confidential information and professional knowledge belonging to the Applicants; and an interlocutory injunction prohibiting the Respondents from infringing Macro's intellectual property rights.

The hearing of the Motion will be held on September 15, 2009, at the Central Region District Court.

On September 3, 2009, the Company was served with a statement of claim filed by Mr. Ron Grundland and the Management Company against the Applicants for pecuniary losses of NIS 1,663,000 resulting, according to Mr. Ron Grundland and the Management Company, from the termination of the Agreement.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and it's Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        TEFRON LTD.
                                                        (Registrant)

                                                        By: /s/ Eran Rotem
                                                        -----------------------
                                                        Eran Rotem
                                                        Chief Financial Officer

                                                        By: /s/ Adi Livneh
                                                        -----------------------
                                                        Adi Livneh
                                                        Chief Executive Officer

Date: September 13th, 2009


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